SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated Feburary 8, 2023, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2022	12/31/2021
Results of the period (six-month period)	15,436	49,712
Attributable to:
Shareholders of the controlling company	15,090	50,105
Non-controlling interest	346	(393)

2. Other integral results of the period	in million ARS
	12/31/2022	12/31/2021
Other integral results of the period (six-month period)	(570)	(845)
Attributable to:
Shareholders of the controlling company	(572)	(820)
Non-controlling interest	2	(25)

3. Total integral results of the period	in million ARS
	12/31/2022	12/31/2021
Total integral results of the period (six-month period)	14,866	48,867
Attributable to:
Shareholders of the controlling company	14,518	49,285
Non-controlling interest	348	(418)

4. Equity details	in million ARS
	12/31/2022	12/31/2021
Share Capital	800	809
Treasury shares	11	2
Comprehensive adjustment of capital stock and of treasury shares	49,409	49,409
Warrants	4,170	4,172
Additional paid-in capital	94,306	94,574
Premium for trading of treasury shares	345	347
Legal Reserve	6,662	4,461
Special Reserve (Resolution CNV 609/12)	33,130	33,130
Cost of treasury share	(1,867)	(600)
Reserve for future dividends	5,963	5,963
Reserve for conversion	(109)	672
Special Reserve	38,636	1,913
Other reserves	(16,671)	(17,669)
Retained earnings	19,541	50,262
Shareholders’ Equity attributable to controlling company’s shareholders	234,326	227,445
Non-controlling interest	15,769	15,481
Total shareholder's equity	250,095	242,926

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 810,895,390 (equivalent to 81,089,539 GDS, including treasury shares) which is divided into  810,888,515 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each and 6,875 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process.

The Company's market capitalization as of December 31, 2022, was approximately USD 388 million. (81,089,539 GDS with a price per GDS of USD 4.78)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 448,405,846 shares directly and indirectly (through Helmir S.A.), which represents 56.08% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of December 31, 2022, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 351,179,967 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 43.9% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 60,439 warrants have been exercised and the amount outstanding is 79,939,561.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 894,368,280. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 51,838,918 ordinary shares, which would mean a 56.65% stake on the share capital, that is, 500,244,764 shares.

Among the news of the period ended on December 31, 2022 and subsequent, the following can be highlighted:

●
The net result for the first half of fiscal year 2023 registered a profit of ARS 15,436 million compared to a profit of ARS 49,712 million in the previous fiscal year.

●
The rental adjusted EBITDA reached ARS 15,471 million, 47.5% higher than the first half of the previous year, driven by the segments of shopping malls and hotels. Total adjusted EBITDA, which includes sales of investment properties, reached ARS 13,903 million, increasing 10.1% in the period.

●
Tenant real sales in shopping malls grew by 22.2% in the first semester of 2023 compared to the same period of 2022. The EBITDA of the segment reached ARS 12,419 million, increasing by 50.5% in the period and the EBITDA margin grew to 78.6%. .

●
Occupancy in the rental segments grew in the quarter, reaching 93.9% in shopping malls, 83.8% in the premium office portfolio, and 71.4% in hotels. .

●
On November 8, 2022, the Company distributed to shareholders a cash dividend in the amount of ARS 4,340 million, equivalent to ARS/share 5.41438 and ARS/ADR 54.1438. .

●
After closing, we issued Series XV and XVI Notes for the sum of USD 90 million. Funds will be used to cancel short-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 8, 2023